Exhibit 99.1

NEWS RELEASE

Centerra Gold Announces CEO Transition

Toronto, Canada, September 6, 2022: Centerra Gold Inc. (TSX: CG) (NYSE: CGAU) (“Centerra” or the “Company”) announced today that Paul Wright has replaced Scott Perry as President and Chief Executive Officer of Centerra. Mr. Wright, a director of Centerra, will act as interim President and CEO to manage the Company through a leadership transition period, as the Board works with an executive search firm to select Centerra’s long-term Chief Executive Officer.

Mr. Michael Parrett, the Chair of the Board, said, “On behalf of the Board, I would like to thank Scott for his commitment to the Company over the last 7 years. We appreciate all he has done to serve the Company, including through the challenges of the last two years. We wish him well in his future endeavours.”

He continued, “Centerra’s Board is appreciative that Mr. Wright has agreed to lead the Company on an interim basis. Mr. Wright brings over 40 years of extensive international experience in the mining industry. Mr. Wright retired from Eldorado Gold in April 2017 where he had served as President and CEO since 1999. He has served as a director of Centerra since his election to the Board in May 2020.”

In connection with this leadership transition, Mr. Perry also resigned as a director of Centerra and will not be nominated for election to the Board at the Company’s upcoming Annual Meeting of Shareholders to be held on September 22, 2022. The Board has determined to reduce the number of directors from 9 to 8 and the 8 other directors identified in Centerra’s management information circular dated August 19, 2022 will stand for election at the upcoming Annual Meeting of Shareholders.

Cautionary Note Regarding Forward-Looking Information

Information contained in this document which are not statements of historical facts may be “forward looking information” for the purposes of Canadian securities laws and within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information involves risks, uncertainties and other factors that could cause actual results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward looking information. The words “expect”, “contemplate”, “may”, “will” and similar expressions identify forward-looking information. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable by Centerra, are inherently subject to significant political, business, technical, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking information. Factors and assumptions that could cause actual results or events to differ materially from current expectations include the risk factors set forth in the section titled “Risk Factors” in the Company’s most recently filed Annual Information Form, which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar. There can be no assurances that forward-looking information and statements will prove to be accurate, as many factors and future events, both known and unknown could cause actual results, performance or achievements to vary or differ materially from the results, performance or achievements that are or may be expressed or implied by the forward-looking statements contained or referred to herein. Accordingly, all such factors should be considered carefully when making decisions with respect to Centerra, and prospective investors should not place undue reliance on forward looking information. Forward-looking information contained herein is given as of the date of this press release. Centerra assumes no obligation to update or revise forward-looking information to reflect changes in assumptions, changes in circumstances or any other events affecting such forward-looking information, except as required by applicable law.

About Centerra Gold

Centerra Gold Inc. is a Canadian-based gold mining company focused on operating, developing, exploring and acquiring gold and copper properties in North America, Turkey, and other markets worldwide. Centerra operates two mines: the Mount Milligan Mine in British Columbia, Canada, and the Öksüt Mine in Turkey. Centerra also owns the Goldfield District Project in Nevada, United States, the Kemess Underground Project in British Columbia, Canada, and owns and operates the Molybdenum Business Unit in the United States. Centerra’s shares trade on the Toronto Stock Exchange (“TSX”) under the symbol CG and on the New York Stock Exchange (“NYSE”) under the symbol CGAU. Centerra is based in Toronto, Ontario, Canada.

Additional information on Centerra is available on the Company’s web site at www.centerragold.com and at SEDAR at www.sedar.com and EDGAR at www.sec.gov/edgar.

For more information:

Toby Caron

Treasurer and Director, Investor Relations

(416) 204-1694

toby.caron@centerragold.com

Shae Frosst

Manager, Investor Relations

(416) 204-2159

shae.frosst@centerragold.com